Exhibit 99.4

AMENDMENT THREE

TO THE

VALERO ENERGY CORPORATION THRIFT PLAN

WHEREAS, Valero Energy Corporation (“ Valero” ) sponsors and maintains the Valero Energy Corporation Thrift Plan, as most recently amended and restated effective as of June 2, 2014, and as thereafter amended (the “ Plan” ), for the benefit of its eligible employees and the eligible employees of affiliated companies participating in the Plan from time to time; and

WHEREAS, Valero desires to further amend the Plan, effective as of January 1, 2019, to clarify certain in-service withdrawal provisions and comply with the final hardship distribution regulations, and effective as of January 1, 2020, to permit In-Plan Roth Conversions; and

WHEREAS, Valero may amend the Plan in accordance with Section 19.01 of the Plan; and

WHEREAS, as permitted under the Bylaws of Valero, the Board of Directors of Valero (the “ Board” ) has delegated to the Chief Executive Officer of Valero the full power and authority of the Board to approve, and cause to be placed into effect, amendments to Valero employee benefit plans, including the Plan.

NOW, THEREFORE, the Plan is hereby amended effective as of January 1, 2019, or other specified date, in the following respects:

1. In-Plan Roth Conversions. Article V of the Plan is amended, effective January 1, 2020, to add the following as a new Section 5.06, which shall be and read in full as follows:

“5.06 In-Plan Roth Conversions

(a) A Participant may make an In-Plan Roth Conversion of amounts from his or her vested Account (other than his or her Designated Roth Contribution Account) that are either distributable or non-distributable under the terms of the Plan to an In-Plan Roth Rollover Account. Any such In-Plan Roth Conversion shall be effected by a direct transfer between Accounts within the Plan.

(b) In-Plan Roth Conversions are not considered to be withdrawals or distributions for the following purposes, and with the following implications:

(1) A Plan loan transferred in an In-Plan Roth Conversion without changing the repayment schedule is not treated as a new loan or as a revision to a loan, and the rules set forth in Treasury Regulations section 1.72(p)-1, Q&A-20 shall not apply.

(2) Any amount recharacterized in an In-Plan Roth Conversion shall continue to be taken into account for purposes of determining the cash-out threshold under Plan section 13.04(a).

(3) In no event shall any distribution right (having to do with timing or form of distribution) available prior to conversion be eliminated as a result of an In-Plan Roth Conversion.”

2. In-Service Withdrawals of Matching Account. Section 11.03 of the Plan is amended to provide that a Participant may take an in-service withdrawal of his/her Matching Account upon completing five (5) years of Continuous Service under the Plan. As amended, Section 11.03 of the Plan shall be and read in full as follows:

“11.03 Withdrawal of the Participant’s Matching Account

Upon completing five (5) years of Continuous Service, a Participant can elect to withdraw, in whole or in part, the value of his/her Matching Account. Further, the Participant is eligible to elect to withdraw under this provision again upon completion of thirty-six (36) months from the date of a previous withdrawal under this provision. The Participant is not automatically suspended from making any contribution to the Plan upon electing a withdrawal under the provisions of this Section 11.03. Section 11.08 coordinates with this Section 11.03.”

3. In-Service Withdrawals of Profit Sharing Account. Section 11.04 of the Plan is amended to provide that a Participant may take an in-service withdrawal of his/her Profit Sharing Account upon completing three (3) years of Continuous Service under the Plan. As amended, Section 11 .04 of the Plan shall be and read in full as follows:

“11.04 Withdrawal ofthe Participant’s Profit Sharing Account

Upon completing three (3) years of Continuous Service, a Participant can elect to withdraw, in whole or in part, the value of his/her Profit Sharing Account. Further, the Participant is eligible to elect to withdraw under this provision again upon completion of thirty-six (36) months from the date of a previous withdrawal under this provision. The Participant is not automatically suspended from making any contribution to the Plan upon electing a withdrawal under the provisions of this Section 11.04. Section 11.08 coordinates with this Section 11.04.”

4. Financial Necessity Withdrawals. Section 11.07 of the Plan is amended to comply with the final hardship withdrawal regulations under Treasury Regulations Section 1.401(k)-1(d). As amended, Section 11.07 ofthe Plan shall be and read in full as follows:

“11.07 Financial Necessity Withdrawals

(a) Upon furnishing proof of a bona fide financial necessity, a Participant may at any time, but no more often than once in any six-month period, withdraw an amount necessary to satisfy the financial necessity. The amount needed to satisfy the financial necessity shall come from the Participant’s Accounts in the following order of priority: the After-Tax Account, Roth 401(k) Account, the earnings on the preceding accounts, the vested portion of the Employer Account and earnings thereon, and the Before-Tax Account and earnings thereon. The following provisions in (b) and (c) shall apply to financial necessity withdrawals.

(b) Financial Necessity Withdrawal Requirements. In order to obtain a financial necessity withdrawal from a Participant’s Accounts, such Participant must demonstrate: (i) that an immediate and heavy financial need exists, and (ii) that amounts held in the Participant’s Accounts are necessary to satisfy such need.

(1) The determination of whether a Participant has an immediate and heavy financial need shall be made on the basis of all relevant facts and circumstances, as determined by the Plan Administrator or its delegate, in its discretion.

(2) Categories of circumstances under which withdrawals are deemed to constitute an immediate and heavy financial need are:

(A) Expenses for (or necessary to obtain) medical care that would be deductible under Code section 213(d), determined without regard to the limitations in Code section 213(a) (relating to the applicable percentage of adjusted gross income and the recipients of the medical care) provided that, if the recipient of the medical care is not listed in Code section 213(a), the recipient is the Participant’s primary Beneficiary under the Plan;

(B) Costs directly related to the purchase of the Participant’s principal residence (excluding mortgage payments);

(C) Payment of tuition, related educational fees, and room and board expenses, for up to the next 12 months of post-secondary education for the Participant, or the Participant’s spouse, children, or dependents (as defined in Code section 152, as determined without regard to Code sections 152(b)(1), (b)(2) and (d)(l)(B)), or such expenses ofthe Participant’s primary Beneficiary under the Plan;

(D) Payments necessary to prevent eviction of the Participant from the Participant’s principal residence or foreclosure on the mortgage ofthat residence;

(E) Payments for burial or funeral expenses incurred for the Participant’s deceased parent, spouse, children or dependents (as defined in Code section 152, as determined without regard to Code section 152(d)(l)(B)), or for the Participant’s deceased primary Beneficiary under the Plan;

(F) Expenses incurred for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code section 165 (determined without regard to Code section 165(h)(5) and whether the loss exceeds 10 percent of adjusted gross income); or

(G) Expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (FEMA) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, Pub. L. 100-707, provided the Participant’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster.

(H) To the extent that the above list of general categories may be expanded in the future through the publication by the Internal Revenue Service of notices or revenue rulings, this Section 0 shall, upon resolution adopted by the Committee, automatically incorporate such additional provisions, effective as of the date of such adoption.

(3) Absent a Participant’s circumstances constituting one of the above categories of this Section (b), the Plan Administrator or its delegate may still permit a financial necessity withdrawal, provided that it determines that the attendant facts and circumstances constitute a “ bona fide financial necessity” in its discretion (i.e., conditions of sufficient severity that a Participant is confronted by present or impending financial strain, etc.).

(4) Any financial necessity withdrawal is permissible only to the extent that the amount of the distribution is not in excess of the amount required to satisfy the financial need (including any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution).

(5) A withdrawal shall not be treated as necessary to satisfy an immediate and heavy financial need of a Participant unless each of the following requirements is satisfied:

(A) The Participant has obtained all other currently available distributions (excluding hardship distributions and loans) under the Plan and all other plans of deferred compensation, whether qualified or nonqualified, maintained by the Company;

(B) The Participant has provided to the Plan Administrator, or its delegate, a representation in writing (including using an electronic medium as defined in §1.401(a)-(2l)(e)(3)) that the Participant has insufficient cash or other liquid assets reasonably available to satisfy the need; and

(C) The Plan Administrator or its delegate, as the case may be, does not have actual knowledge that is contrary to the representation.

(c) A Participant who receives a withdrawal from his Before-Tax Account or Roth 401(k) Account on account of financial necessity before January 1, 2019, shall be suspended from making Section 401(k) Contributions and After-Tax Contributions under this and all other plans of the Corporation and Affiliated Companies for 6 months after receipt of the withdrawal; provided, however, that any suspension of contributions in effect on December 31, 2018, shall end on that date and Participants shall be eligible to resume making Payroll Reduction Contributions effective January 1, 2019.”

5. Defined Terms. Unless otherwise defined in this Amendment, each of the capitalized terms used herein shall have the meaning given to such term in the Plan.

6. No Further Amendments. Except as expressly amended hereby, the Plan shall remain in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, Valero has caused this Amendment to be signed on its behalf by its duly authorized representative this 13th day of December, 2019, to be effective in accordance with the provisions hereof.

VALERO ENERGY CORPORATION

By	/s/ Joe Gorder
Joe Gorder,
Chairman, President and Chief Executive Officer